EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 30, 2017
Fixed charges:
Interest expense*	$107
Estimated interest portion of rents	32
Total fixed charges	$139

Income:
Income from continuing operations before income taxes	$539
Fixed charges	139
Eliminate pretax income of Finance group	(16)
Adjusted income	$662

Ratio of income to fixed charges	4.76

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.